Exhibit 21.1
Sempra Energy
Schedule of Certain Subsidiaries
at December 31, 2020

Subsidiary	State of Incorporation or Other Jurisdiction
Infraestructura Energética Nova, S.A.B.	Mexico
San Diego Gas & Electric Company	California
Sempra Texas Intermediate Holding Company LLC	Delaware
Southern California Gas Company	California